                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K




(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         FOR THE TRANSITION PERIOD FROM _______________ TO ______________

         COMMISSION FILE NUMBER 333-34569

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                          COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                                    5755 NEW KING COURT
                                   TROY, MICHIGAN 48098

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

                               COLLINS & AIKMAN CORPORATION
                                    5755 NEW KING COURT
                                   TROY, MICHIGAN 48098
                                       248-824-2500

                              REQUIRED INFORMATION


THE FOLLOWING FINANCIAL STATEMENTS FOR THE COLLINS AND AIKMAN PERSONAL SAVINGS PLAN ARE BEING FILED HEREWITH:


DESCRIPTION                                                             PAGE NO.
-----------                                                             --------

Report of Independent Public Accountants                                   F-2

Statements of Net Assets Available for Benefits
      as of December 31, 1999 and 1998                                     F-3

Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 1999 and 1998                       F-4

Notes to Financial Statements                                              F-5

--------------------------------------------------------------------------------


THE FOLLOWING EXHIBIT IS BEING FILED HEREWITH:

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------

   23.1              Consent of Independent Public Accountants            F-11

                                   SIGNATURES


The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Collins & Aikman Personal Savings Plan




June 23, 2000                           By:  /s/ Gregory L. Tinnell
                                             -----------------------------------
                                             Gregory L. Tinnell
                                             Chairman
                                             Collins & Aikman Benefits Committee

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1999 AND 1998

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998



Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Benefits for the Years Ended
  December 31, 1999 and 1998

Notes to Financial Statements

Schedule I - Schedule H, Line 4i    Schedule of Assets Held for Investment
                                      Purposes as of December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of
Collins & Aikman Personal Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Collins & Aikman Personal Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index to financial statements and schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Charlotte, North Carolina,                        Arthur Andersen LLP
June 23, 2000.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

                           DECEMBER 31, 1999 AND 1998



                                                  1999                1998
                                            -------------       -------------

Participation in mutual funds:
 - Equities                                 $  97,241,869       $  76,389,113
 - Fixed income                                 1,969,822          40,104,606
 - Foreign                                      4,868,104           3,687,589
Collective trust funds                         34,585,474                  --
Common stock                                    2,433,974           1,445,409
Loans receivable - participants                 1,434,804           1,516,687
Cash and short-term investments                    34,218                  --
                                            -------------       -------------

    Total investments                         142,568,265         123,143,404

Employer contribution receivable                1,980,571           3,348,072

Employee contribution receivable                  454,036              56,139

Transfer in process from prior trustee                 --             388,605

Accrued interest receivable                            --             339,265

Accrued loan repayments                                --             (18,493)

Due to broker for securities purchased                 --            (846,384)

Accrued administrative expenses                   (18,500)            (18,650)

                                            -------------       -------------

Net assets available for plan benefits      $ 144,984,372       $ 126,391,958
                                            =============       =============






                 The accompanying notes to financial statements
               are an integral part of these financial statements.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                  1999                1998
                                            -------------       -------------

Investment income                           $   5,677,836       $   7,543,299
Net gain from investment activity              17,730,772           9,641,032
Employer contribution                           3,174,490           4,043,942
Employee contribution                           8,275,538           6,392,656
Rollover contribution                             171,518             267,996
Benefits paid directly to participants        (16,084,867)        (19,698,230)
Administrative expenses                          (352,873)           (797,284)
Transfer to other trustees (Note 4)                    --          (2,716,628)
                                            -------------       -------------

Increase in net assets available
  for benefits                                 18,592,414           4,676,783

Net assets available for benefits:

Beginning of year                             126,391,958         121,715,175
                                            -------------       -------------

End of year                                 $ 144,984,372       $ 126,391,958
                                            =============       =============






                 The accompanying notes to financial statements
               are an integral part of these financial statements.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1.       DESCRIPTION OF THE PLAN

         The following description of the Plan provides only general information. For a more complete description, participants should refer to the Summary Plan Description.

         The Collins & Aikman Personal Savings Plan (the "Plan"), formerly the Collins & Aikman Products Co. (formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which is sponsored by Collins & Aikman Products Co. (the "Company"). United Missouri Bank (the "Trustee") serves as the principal trustee of the Plan. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators.

         Effective July 1, 1999, Banker's Trust (the "former trustee") ceased to serve as trustee of the Plan and was succeeded by United Missouri Bank as trustee of the Plan's assets. In addition, effective July 1, 1999, the Plan changed record keepers from MetLife Institutional Business Large Market Services Defined Contribution Group to J.P. Morgan/American Century Retirement Plan Services.

         The following separate elective investment funds are available as of July 1, 1999, to the participants for the purpose of investing their salary deferred contributions and the Company's matching and discretionary contributions.

         - A stable asset collective trust fund which invests primarily in guaranteed investment contracts (GIC's) issued by major financial institutions.

         - A bond mutual fund in which the fund assets are actively allocated primarily among broad sectors of the U.S. fixed income market. Generally, at least sixty-five percent of the bond funds investments are invested in securities rated A or better.

         - A strategic allocation mutual fund which emphasizes stocks in its portfolio, but maintains considerable holdings in bonds and cash to decrease overall price volatility. The fund has a target mix of sixty percent in stocks, thirty percent in bonds and ten percent in money market securities.

         - A growth and income mutual fund which typically invests in larger-sized companies. The growth & income fund targets stocks with a higher expected dividend yield and higher overall return potential than the S&P 500.

         - A smartindex mutual fund which invests primarily in a target range of larger U.S. companies, such as those in the S&P 500 Index. The smartindex fund seeks to invest in approximately 350 of the most attractive stocks within that range among several industries.

         - A U.S. small company mutual fund which invests primarily in stocks of small and medium U.S. companies and seeks to outperform the Russell 2500 Index.

         - A growth mutual fund which invests in stocks of medium to large companies with accelerating earnings and revenue trends.

         - An international growth mutual fund which attempts to invest at least sixty five percent of its assets in companies with accelerating earnings and revenues from at least three countries outside the United States.

         - A company stock fund which invests in common stock of Collins & Aikman Corporation. The Company is a wholly owned subsidiary of Collins & Aikman Corporation.

         - A Charles Schwab & Co., Inc. Personal Choice Retirement Account Plan which offers a wide range of investment opportunities including: mutual funds, listed and over-the-counter-stocks, certificate of deposits, money market funds, and federally backed investments and bonds.

         Effective July 1, 1999 employees can elect to make contributions to the Plan on a before-tax basis of 10% of their gross salary and an after-tax basis of 10% of gross salary not to exceed 20%. Percentages withheld from eligible compensation on behalf of an employee must be in whole multiples of 1% and cannot exceed 20%.

         The following separate elective investment funds were available to the participants until June 30, 1999 for the purpose of investing their contributions and the Company's contributions:

         - A guaranteed fund which was invested in a mutual fund, the underlying assets of which were various fixed income securities including guaranteed investment contracts issued by insurance companies or federally regulated banking institutions. The mutual fund purchased "wrapper contracts" from financially stable third parties which maintained the net asset value per unit of the fund at a net value.

         - A balanced fund which was invested in the Pyramid Fund Asset Management Fund managed by the former Trustee. The underlying investments of The Pyramid Fund Asset Management Fund consisted primarily of common stock of domestic companies.

         - An equity fund which invested primarily in an equity based mutual fund sponsored by the former Trustee. The Equity 500 Index Fund invested principally in common stocks and also held S&P Index Futures contracts and other investments including preferred stocks, corporate notes and other corporate investments as a result of transactions initiated by investee corporations. Investments were selected by the investment manager to statistically mirror the performance of the S&P 500 Index, and no one investment accounted for greater than 3.0% of the fund's assets.

         - An international equity fund which invested in a mutual fund sponsored by the former Trustee of which the underlying investments were comprised of foreign equities and other foreign securities with equity characteristics.

         - A small capitalization fund which invested primarily in the Trustee's Small Capitalization Equity Fund. The Small Capitalization Equity Fund invested in smaller-sized companies, and investments were selected by the investment manager to statistically mirror the performance of the Russell 2000 Index.

         The Company amended the Plan effective July 1, 1999, to cease making profit sharing contributions as well as to increase the matching contribution funded by the Company. During the first half of the 1999 Plan year, the Company elected to contribute approximately $1,814,000 to the plan as a profit sharing contribution. The amount of the Company matching contribution for salaried employees increased from 50% to 70% of the first 3% of a participant's before-tax compensation that has been contributed and 50% of the next 3% up to a maximum of 3.6% of a participant's salary. Also, effective July 1, 1999, hourly employees became eligible to receive a match of 50% on the first 6% of a participant's before-tax compensation that has been contributed up to a maximum of 3% of such participant's compensation. The Company match for participants which participate in a collective bargaining agreement remains unchanged. Also, the eligibility criteria was amended to allow eligible employees to participate in the Plan upon hire. In conjunction with amendment to the Plan adopted July 1, 1999, the Plan's name was changed to the Collins & Aikman Personal Savings Plan.

         All contributions made on behalf of a participant shall be invested as designated by the participant in the available investment fund(s) in multiples of 1%.

         Participants may elect to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their interests in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through payroll deductions. Participants are charged interest in accordance with the Plan's provisions. The Plan had loans outstanding to participants of approximately $1,435,000 and $1,517,000 as of December 31, 1999 and 1998, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Administrative expenses, including compensation and expenses of the Trustee, have been borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

         On September 15, 1999, Statement of Position 99-3 ("SOP 99-3"), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" was issued as an amendment to the AICPA Audit and Accounting Guide - Audits of Employee Benefit Plans. The primary impact of SOP 99-3 was the elimination of the requirement to disclose participant - directed investment programs. The Plan has adopted SOP 99-3 for the Plan year ended December 31, 1999 and thus certain prior year amounts have been reclassified to conform with the current year presentation.

         Current values of trust investments are based upon quoted market prices of the underlying securities. Realized appreciation (depreciation) is determined as the difference between sales proceeds and the value of investment units as of the beginning of the plan year or the cost of investment units purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investment units at the end of the plan year and the value of investment units at the beginning of the plan year, or cost if the investment units were purchased during the current year.

         The stable asset collective trust fund currently available to participants as an investment option values investment contracts at contract value and investments in other stable value funds at cost, which represents contributions made plus interest accrued at the contract rate, less withdrawals. The trustee of the collective trust fund has determined that contract value approximates fair value. In determining that contract value approximates fair value, the trustee considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than contract date.

         The guaranteed fund sponsored by the former trustee, which was available to Plan participants as an investment option up through June 30, 1999, was invested in a mutual fund, the underlying assets of which were invested in various fixed income securities including guaranteed investment contracts issued by insurance companies or federally regulated banking institutions. These investment contracts were valued at contract value which represented contributions plus accrued earnings. The underlying collective or mutual funds purchased "wrapper contracts" from financially stable insurance or banking institutions which were independent of the former trustee. These "wrapper contracts" guaranteed the liquidation value of the contracts for purposes of distributing assets to participants of the Plan for accounts invested in the respective funds. Through the use of the "wrapper contracts", the underlying investment contracts were fully benefit responsive as defined by AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans", and thus were recorded at contract value in accordance with accounting principles generally accepted in the United States.

         Two participant contribution accounts and two Company contribution accounts are maintained for each eligible participant to account for his or her interest in the Plan. The participant contribution accounts consist of before-tax and after-tax savings accounts. The Company contribution accounts consist of profit sharing and Company match accounts where applicable. The accounts for all participants are valued at their fair market value on the valuation date in accordance with the Plan agreement.

         The Company's profit sharing contribution for the years ended December 31, 1999 and 1998 was allocated to each participant who was an active employee at the end of the Plan year ended December 31, 1999 and 1998 in the ratio of the active participant's eligible compensation to the total compensation of all active participants.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.       INVESTMENTS

         The fair value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1999 or 1998 are as follows:

                                                                                  1999             1998
                                                                              -----------      -----------
         American Century (Stable Asset Fund)                                 $34,585,474      $        --
         American Century (Ultra Fund)                                         30,477,631               --
         J.P. Morgan (SmartIndex Fund)                                         27,598,404               --
         American Century (Income & Growth Fund)                               19,713,862               --
         American Century (Strategic Allocation: Moderate Fund)                14,565,942               --
         Banker's Trust Pyramid Funds (Large Capitalization Equity Fund)               --       53,560,814
         Banker's Trust Pyramid Funds (Asset Management Fund)                          --       18,219,673
         Banker's Trust Pyramid Mutual Fund (Preservation Plus Fund
           Institutional Service)                                                      --       40,104,606

         During 1999 and 1998, the Plan's investments earned a net gain of approximately $17,731,000 and $9,641,000 respectively. The net gain for each plan year was earned from the Plan's investments as follows:

                                                                                  1999             1998
                                                                              -----------      -----------
         Mutual funds                                                         $18,273,190      $ 9,641,032
         Collective trust funds                                                  (542,418)              --
                                                                              -----------      -----------

         Total                                                                $17,730,772      $ 9,641,032
                                                                              ===========      ===========


4.       TRANSFER FROM (TO) OTHER TRUSTEES

         On March 13, 1998, the Company sold its Imperial Wallcoverings, Inc. subsidiary ("Wallcoverings"). At the time of the sale, Wallcoverings ceased to be a participating employer in the Plan and the accounts of each participant employed by Wallcoverings were transferred to the plan established by the purchaser of Wallcoverings. During 1998, net assets of $3,105,233 were transferred out of the Plan, which represented the Wallcoverings participant accounts.

         Effective October 1, 1998, the assets of the Manchester Plastics, LTD Employees 401(k) Plan (the "Manchester Plan") were merged into the Plan. This merger had no effect on the amount of benefits accrued by the participants of the Plan. In conjunction with the merger of the Manchester Plan, all affected participants of the Manchester Plan became 100% vested in their account balances as of October 1, 1998. Net assets in the amount of $388,605, which represented the Manchester Plan participants' accounts, were transferred from the Manchester Plan into the Plan.

5.       DISTRIBUTIONS, VESTING AND FORFEITURES

         A participant is fully vested with respect to the profit sharing and Company match accounts after five years of service. The amounts credited to a participant's before-tax and after-tax savings accounts are fully vested when credited. A participant or participant's beneficiary shall receive a distribution equal to the value of their vested individual account as of the valuation date on or following retirement, death, disability, or termination of service. Payment of the benefit is made in the form of a lump sum or periodic installments as outlined in the Plan agreement.

         A participant who terminates service without a fully vested interest forfeits any nonvested balance in their Company contribution accounts as of the valuation date coincident with or following their termination of service. The forfeited funds may be allocated to the accounts of eligible participants or used to reduce the Company's future matching contributions. During 1999 and 1998, approximately $187,000 and $210,000 respectively in forfeitures were allocated to active participants.

6.       PAYABLE TO TERMINATED PARTICIPANTS/RECONCILIATION TO FORM 5500

         Amounts payable to those participants who have withdrawn from participation in the earnings and operations of the Plan as of December 31, 1999 and 1998 are included as a component of Net Assets Available for Benefits. Distributions payable to these terminated participants, net of forfeitures, were $0 and $39,993 in 1999 and 1998, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with accounting principles generally accepted in the United States. The following tables reconcile net assets available for plan benefits per the financial statements as of December 31, 1999 and 1998 and benefits paid directly to participants to the Form 5500 to be filed by the Company for the year ended December 31, 1999:

                                                                                1999              1998
                                                                            ------------      ------------
         Net assets available for benefits per financial statements         $144,984,372      $126,391,958
         Amounts allocated to withdrawing participants                                --           (39,993)
                                                                            ------------      ------------
         Net assets available for benefits per the Form 5500                $144,984,372      $126,351,965
                                                                            ============      ============


                                                                                1999
                                                                            ------------
         Benefits paid directly to participants per financial statements    $ 16,084,867
         Reversal of prior year reconciling item                                 (39,993)
                                                                            ------------
         Benefits paid directly to participants per the Form 5500           $ 16,044,874
                                                                            ============


7.       TERMINATION OF PLAN

         The Plan may be terminated at any time at the discretion of the Company's Board of Directors. As of the termination date, contributions will cease to be made by the Company. Upon complete or partial termination of the Plan, all participants will be fully vested in accordance with the Plan agreement.

8.       FEDERAL INCOME TAXES

         The Plan received an updated determination letter dated March 12, 1998, which covered amendments adopted through January 16, 1997, from the Internal Revenue Service, stating that the Plan was in accordance with applicable plan design requirements as of that date and thus qualified for tax exempt status. The employer believes the Plan has been operating in compliance with the Plan document and thus continues to qualify as tax-exempt.

9.       PARTY-IN INTEREST TRANSACTIONS

         Certain Plan investments include shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the recordkeeper for participant's current balances and activity and, therefore, these transactions qualify as party-in-interest. Also, transactions to acquire shares of the Company's stock qualify as party-in-interest transactions.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

       SCHEDULE H, LINE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

                                                                                                                        (e)
                 (b)                                            (c)                                     (d)           Current
(a)      Identity of Issuer                                 Description                                 Cost           Value
---  ----------------------------     -----------------------------------------------------------   ------------    ------------

 *   J.P. Morgan/American Century     Income & Growth Fund - 578,968 units                          $ 18,509,712    $ 19,713,862

 *   J.P. Morgan/American Century     Stable Asset Fund - 34,585,487 units                            34,585,474      34,585,474

 *   J.P. Morgan/American Century     JPMP Bond Fund - 201,208 units                                   2,002,038       1,969,822

 *   J.P. Morgan/American Century     JPMP Small Co. Fund -136,720 units                               3,240,141       4,293,021

 *   J.P. Morgan/American Century     JPMP SmartIndex Fund - 1,555,716 units                          26,392,050      27,598,404

 *   Collins & Aikman Corporation     Common Stock - 423,243 units                                     2,923,997       2,433,974

 *   J.P. Morgan/American Century     Ultra Fund - 665,741 units                                      25,479,775      30,477,631

 *   J.P. Morgan/American Century     International Growth Fund - 325,191 units                        3,519,703       4,868,104

 *   J.P. Morgan/American Century     Strategic Allocation: Moderate - 2,006,326 units                13,088,796      14,565,942

     Charles Schwab                   Self - directed Investments - 593,009 units                        593,009         593,009

 *   J.P. Morgan/American Century     Participants loans (interest rates range from 6.27% to 14%)      1,434,804       1,434,804
                                                                                                    ------------    ------------
                                                                                                    $131,769,499    $142,534,047
                                                                                                    ============    ============

--------------
*Represents Party-in-interest to the Plan


                 The accompanying notes to financial statements
                     are an integral part of this schedule.